June 23, 2010
Via Edgar
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Pactiv Corporation Form 10-K for the Year Ended December 31, 2009 Form 10-Q for the Period Ended March 31, 2010 Definitive Proxy Statement on Schedule 14A filed April 1, 2010 File No. 1-15157
Dear Mr. Decker:
We are writing in response to your letter dated June 21, 2010, regarding the above filings. For your convenience, we have repeated your comments in bold.
Definitive Proxy Statement on Schedule 14A Filed on April 1, 2010
Compensation Discussion and Analysis
Annual Incentive Awards, page 15
1.	We note your response to prior comment five issued in our letter dated May 20, 2010. In future filings, please disclose both the performance metric and the achievement of performance required to create the pool for the named executive officers under the AIA and PSA programs. For example, in the case of 2009, please disclose the consolidated operating earnings required to create the pool.

Response:

In future filings, we will disclose both the performance metric and the achievement of performance required to create the pool for the named executive officers under the AIA and PSA programs.

United States Securities and Exchange Commission
June 23, 2010

Pactiv Corporation acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at 847-482-2776 if you have any questions regarding our response, or if you would like further information.

Sincerely,

Pactiv Corporation

By:	/s/ Edward T. Walters

Edward T. Walters
Senior Vice President and Chief Financial Officer